EXHIBIT 99.1

Almaden Announces Results of Annual General and Special Meeting

VANCOUVER, British Columbia, June 26, 2025 (GLOBE NEWSWIRE) -- Almaden Minerals Ltd. (“Almaden” or the “Company”; TSX: AMM; OTCQB: AAUAF) is pleased to announce the results of its Annual General and Special Meeting (“AGSM”) held on June 26, 2025.

All of the matters submitted to the shareholders for approval as set out in the Company's Notice of Meeting and Information Circular were approved by the requisite majority of votes cast at the AGSM.

The details of the voting results for the election of directors are set out below:

Nominee	Votes For		Votes Withheld
Duane Poliquin	41,537,713	(94.02%)	2,640,240	(5.98%)
Morgan Poliquin	44,037,858	(99.68%)	140,095	(0.32%)
Alfredo Phillips	44,057,781	(99.73%)	120,172	(0.27%)
Kevin O’Kane	44,047,973	(99.71%)	129,980	(0.29%)
Michael Kosowan	44,057,926	(99.73%)	120,027	(0.27%)

A total of 44,177,953 common shares, representing 32.19% of the votes attached to all outstanding shares as at the record date for the Meeting, were represented at the AGSM.

Shareholders also approved the appointment of Davidson & Company LLP as auditors of the Company for the ensuing year, the amended and restated Rolling Stock Option Plan, and the key persons retention agreement by and between the Company and the persons named therein.

Final results for all matters voted on at the AGSM will be filed on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov/edgar.shtml, and on the Company's website.

On Behalf of the Board of Directors,

“J. Duane Poliquin”
J. Duane Poliquin, P.Eng.
Chair
Almaden Minerals Ltd.

Contact Information:
Almaden Minerals Ltd.
Tel. 604.689.7644
Email: info@almadenminerals.com
http://www.almadenminerals.com/